Exhibit 99.4

THIS WARRANT AND THE SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO A REGISTRATION STATEMENT RELATED THERETO THAT IS IN EFFECT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUCH LAWS.

WARRANT
TO PURCHASE COMMON SHARES OF
ADC THERAPEUTICS SA

No. W-[_]	August [_], 2022

FOR VALUE RECEIVED, the undersigned, ADC Therapeutics SA, a Swiss stock corporation (société anonyme) organized under the laws of Switzerland (together with its successors and assigns, the “Company”), hereby certifies that

[_]

or its registered assign (the “Warrantholder”) is entitled to subscribe for and purchase, at the Exercise Price per share, the Warrant Share Number of duly authorized, validly issued, fully paid and non-assessable Common Shares.

Section 1.   Definitions. As used in this Warrant, the following terms shall have the following meanings:

“Act” means the Securities Act of 1933, as amended.

“Articles of Association” means the Articles of Association of the Company, as from time to time amended, modified, supplemented or restated in accordance with its terms and pursuant to applicable law.

“Business Day” means any day other than Saturday, Sunday or any other day on which banking institutions in the City of New York are closed for business.

“Cash Exercise” has the meaning set forth in Section 3(b) of this Warrant.

“Cashless Exercise” has the meaning set forth in Section 3(c) of this Warrant.

“Claim” has the meaning set forth in Section 12(n) of this Warrant.

“Common Shares” means the Company’s common shares, par value CHF 0.08 per share, as presently constituted under the Articles of Association, and any class and/or series of Company capital stock for or into which such common shares may be converted or exchanged in a reorganization, recapitalization or similar transaction.

“Effective Date” means August [_], 2022.

“Exchange” means the New York Stock Exchange, or if the Common Shares are no longer listed on the New York Stock Exchange, the other United States securities exchange or market on which the Common Shares are then being principally traded.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exercise Price” means the VWAP for the Common Shares for each day in which trading generally occurs on the Exchange (a “Trading Day”) during the 10 Trading Days immediately preceding (but not including) the Effective Date and the 10 Trading Days including and immediately following the Effective Date, subject to adjustment from time to time in accordance with the provisions of this Warrant.

“Liquid Sale” means the closing of a Merger Event in which the consideration received by the Company and/or its shareholders, as applicable, consists solely of cash and/or Marketable Securities.

“Marketable Securities” in connection with a Merger Event means securities meeting all of the following requirements: (i) the issuer thereof is then subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, and is then current in its filing of all required reports and other information under the Act and the Exchange Act; (ii) the class and series of shares or other security of the issuer that would be received by the Warrantholder in connection with the Merger Event were the Warrantholder to exercise this Warrant on or prior to the closing thereof is then traded on a national securities exchange or over-the-counter market, and (iii) following the closing of such Merger Event, the Warrantholder would not be restricted from publicly re-selling all of the issuer’s shares and/or other securities that would be received by the Warrantholder in such Merger Event were the Warrantholder to exercise this Warrant in full on or prior to the closing of such Merger Event, except to the extent that any such restriction (x) arises solely under federal or state securities laws, rules or regulations, and (y) does not extend beyond six months from the closing of such Merger Event.

“Merger Event” means any of the following: (i) a sale, lease or other transfer of all or substantially all assets of the Company, (ii) any merger or consolidation involving the Company in which the Company is not the surviving entity or in which the outstanding shares of the Company’s capital stock are otherwise converted into or exchanged for shares of capital stock or other securities or property of another entity, or (iii) any sale by holders of the outstanding voting equity securities of the Company in a single transaction or series of related transactions of shares constituting a majority of the outstanding combined voting power of the Company.

“Notice of Exercise” has the meaning set forth in Section 3(a) of this Warrant.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity.

“Purchase Price” means, with respect to any exercise of this Warrant, an amount equal to the then-effective Exercise Price multiplied by the number of Common Shares as to which this Warrant is then exercised.

“Regulation D” means Regulation D under the Act.

“Rule 144” means Rule 144 promulgated under the Act.

“SEC Documents” means all reports, schedules, forms, statements and other documents filed by the Company under the Act and the Exchange Act during the one year period preceding the date of this Warrant.

“Transfer Notice” has the meaning set forth in Section 10 of this Warrant.

“Unrestricted Conditions” means the satisfaction of all of the following conditions: (i) receipt by the Company of a certificate in form and substance satisfactory to the Company from the Warrantholder representing that such Warrantholder is not an “affiliate” of the Company (as such term is defined in Rule 144) and (ii) a minimum of one year has elapsed between the later of the date of the acquisition of the securities from the Company, or from an affiliate of the Company, and the date of the applicable Notice of Exercise (such period as determined in accordance with Rule 144(d)).

“VWAP” means the daily dollar volume-weighted average sale price for the Common Shares on the Exchange on any Trading Day, as reported by Bloomberg through its “Volume at Price” functions.

“Warrant” means this warrant and any other warrants of like tenor issued in substitution or exchange for any thereof pursuant to the terms of this Warrant.

“Warrant Share Number” means $[_] divided by the Exercise Price, rounded down to the nearest whole number, and thereafter subject to adjustment as set forth herein, including reduction for each such Common Share as to which this Warrant has been exercised (whether pursuant to a Cash Exercise or a Cashless Exercise) hereunder.

Section 2.   Term. The right to purchase Common Shares as granted herein shall commence on the Effective Date and, subject to Section 7(a), shall be exercisable until 4:00 p.m. (Zurich time) on the 10th anniversary of the Effective Date (such period, the “Term”).

Section 3.   Exercise of the Purchase Rights.

(a)            Exercise. The purchase rights represented by this Warrant are exercisable by the Warrantholder, in whole or in part, at any time and from time to time, during the Term by tendering to the Company (by electronic mail in accordance with Section 12(f)) a duly completed and executed notice of exercise in the form attached hereto as Exhibit A (each, a “Notice of Exercise”) and payment of the applicable Purchase Price, which may be satisfied by a Cash Exercise or a Cashless Exercise (each as defined below). The “Exercise Date” of this Warrant shall be defined as the date that the Notice of Exercise, duly completed and executed, is delivered to the Company by electronic mail in accordance with the terms hereof. The Warrantholder shall be deemed to have exercised the purchase rights represented by this Warrant in full as a Cashless Exercise (i) if this Warrant has not been exercised in full as of the last Business Day during the Term, as of 4:00 p.m. (Zurich time) on such last Business Day of the Term, and (ii) if this Warrant has not been exercised in full as of the Business Day prior to the closing of a Liquid Sale, as of 4:00 p.m. (Zurich time) on such Business Day.

(b)            Cash Exercise. The Warrantholder may pay the applicable Purchase Price in cash (a “Cash Exercise”). In the case of a Cash Exercise, on the Exercise Date, the Warrantholder shall deliver the applicable Purchase Price by wire transfer.

(c)            Cashless Exercise. In lieu of paying the Purchase Price in cash, the Warrantholder, at its option, may exercise this Warrant on a cashless basis by making appropriate notation on the applicable Notice of Exercise, in which event the Company shall issue to the Warrantholder a number of Common Shares computed using the following formula (a “Cashless Exercise”):

Where: X	= the number of the Common Shares to be issued to the Warrantholder.
Y	= the portion of the Warrant Share Number with respect to which the Warrant is exercised.
A	= the then-current fair market value of one Common Share on the Exercise Date.
B	= the then-effective Exercise Price.

For purposes of this Section 3(c), the fair market value of one Common Share on the Exercise Date shall mean:

(i)            at all times when the Common Shares are traded on a national securities exchange, inter-dealer quotation system or over-the-counter bulletin board service, the closing (last sale) price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the Common Shares on the last trading day ending prior to the date of determination;

(ii)            if the exercise is in connection with a Merger Event, the per share value received by the holders of the outstanding Common Shares pursuant to such Merger Event as determined in accordance with the definitive transaction documents executed among the parties in connection therewith; or

(iii)            in cases other than as described in the foregoing clauses (i) and (ii), the current fair market value of a share of Common Shares as determined in good faith by the Company’s Board of Directors.

(d)            Delivery of Common Shares. In the event of any exercise of the rights represented by this Warrant in accordance with and subject to the terms and conditions hereof, the Common Shares so purchased shall be delivered by the Company, (i) in the case of a Cashless Exercise at a time when the Unrestricted Conditions are satisfied in respect of such Common Shares issuable upon such exercise, by causing the Company’s transfer agent (“Transfer Agent”) to electronically transmit the Common Shares issuable upon such exercise to the Warrantholder by crediting the account of the Warrantholder’s prime broker with The Depository Trust Company, as specified in the applicable Notice of Exercise, no later than three (3) Business Days after the applicable Exercise Date, or (ii) in the case of a Cash Exercise at any time or a Cashless Exercise at a time when the Unrestricted Conditions are not met in respect of the Common Shares issuable upon such exercise, by causing the Transfer Agent to electronically transmit the Common Shares issuable upon such exercise to the Warrantholder by crediting such Warrantholder’s account at the Transfer Agent.

(e)            Surrender and Cancellation. The Warrantholder shall not be required to physically surrender this Warrant to the Company until the Warrantholder has purchased all of the Common Shares available hereunder and this Warrant has been exercised in full, in which case the Warrantholder shall surrender this Warrant to the Company for cancellation within three (3) Business Days following the date the final Notice of Exercise is delivered to the Company. Execution and delivery of an Notice of Exercise with respect to a partial exercise shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Common Shares available hereunder. The Warrantholder and the Company shall maintain records showing the number of Common Shares purchased and the remaining number of Common Shares available hereunder. The Warrantholder and any assignee of the Warrantholder, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Common Shares available hereunder, the Warrant Share Number (and, therefore, the number of Common Shares available for purchase hereunder) at any given time may be less than the amount stated herein.

Section 4.   No Fractional Shares or Scrips. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, but in lieu of such fractional shares the Company shall make a cash payment therefor in an amount equal to the product of (a) the Exercise Price then in effect multiplied by (b) the fraction of a share.

Section 5.   No Rights as Shareholder. Without limitation of any provision hereof, the Warrantholder agrees that this Warrant does not entitle the Warrantholder to any voting rights or other rights as a shareholder of the Company prior to the exercise of any of the purchase rights set forth in this Warrant.

Section 6.   Warrantholder Registry. The Company shall maintain a registry showing the name and address of the registered holder of this Warrant. The Warrantholder’s initial address, for purposes of such registry, is set forth in Section 12(f) below. The Warrantholder may change such address by giving written notice of such changed address to the Company.

Section 7.   Adjustments Rights. The Exercise Price and the number of Common Shares purchasable hereunder are subject to adjustment from time to time, as follows; provided that no single event shall cause an adjustment or distribution under more than one subsection of this Section 7 so as to result in duplication.

(a)            Merger Event. In connection with a Merger Event that is a Liquid Sale, this Warrant shall, on and after the closing thereof, automatically and without further action on the part of any party or other person, represent the right to receive the consideration payable on or in respect of all Common Shares that are issuable hereunder as of immediately prior to the closing of such Merger Event, less the Purchase Price for all such Common Shares (such consideration to include both the consideration payable at the closing of such Merger Event and all deferred consideration payable thereafter, if any, including, but not limited to, payments of amounts deposited at such closing into escrow and payments in the nature of earn-outs, milestone payments or other performance-based payments), and such Merger Event consideration shall be paid to the Warrantholder as and when it is paid to the holders of the outstanding Common Shares. In connection with a Merger Event that is not a Liquid Sale, the Company shall cause the successor or surviving entity to assume this Warrant and the obligations of the Company hereunder on the closing thereof, and thereafter this Warrant shall be exercisable for the same number and type of securities or other property as the Warrantholder would have received in consideration for the Common Shares issuable hereunder had it exercised this Warrant in full as of immediately prior to such closing, at an aggregate Exercise Price no greater than the aggregate Exercise Price in effect as of immediately prior to such closing, and subject to further adjustment from time to time in accordance with the provisions of this Warrant. The provisions of this Section 7(a) shall similarly apply to successive Merger Events.

(b)            Reclassification of Shares. Except for Merger Events subject to Section 7(a), if the Company at any time shall, by combination, reclassification, exchange or subdivision of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes of securities, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such combination, reclassification, exchange, subdivision or other change. The provisions of this Section 7(b) shall similarly apply to successive combination, reclassification, exchange, subdivision or other change.

(c)            Subdivision or Combination of Shares. If the Company at any time shall combine or subdivide its Common Shares, (i) in the case of a subdivision, the Exercise Price shall be proportionately decreased and the number of shares for which this Warrant is exercisable shall be proportionately increased, or (ii) in the case of a combination, the Exercise Price shall be proportionately increased and the number of shares for which this Warrant is exercisable shall be proportionately decreased.

(d)            Dividends. If the Company at any time while this Warrant is outstanding and unexpired shall:

(i)            pay a dividend with respect to the Common Shares payable in additional Common Shares, then the Exercise Price shall be adjusted, from and after the date of determination of shareholders entitled to receive such dividend, to that price determined by multiplying the Exercise Price in effect immediately prior to such date of determination by a fraction (A) the numerator of which shall be the total number of Common Shares outstanding immediately prior to such dividend or distribution, and (B) the denominator of which shall be the total number of Common Shares outstanding immediately after such dividend or distribution, and the number of Common Shares for which this Warrant is exercisable shall be proportionately increased; or

(ii)            make any other dividend or distribution on or with respect to Common Shares, except any dividend or distribution specifically provided for in any other clause of this Section 7, then, in each such case, provision shall be made by the Company such that the Warrantholder shall receive upon exercise of this Warrant a proportionate share of any such dividend or distribution as though it were the holder of the Common Shares (or other capital stock for which the Common Shares is convertible) as of the record date fixed for the determination of the shareholders of the Company entitled to receive such dividend or distribution (a “Dividend Compensation Payment”).

(e)            Notice of Certain Events. If (i) the Company shall declare any dividend or distribution upon its outstanding Common Shares, payable in capital stock, cash, property or other securities, (ii) the Company shall offer for subscription pro rata to the holders of its Common Shares any additional shares of capital stock of any class or other rights, (iii) there shall be any Merger Event, or (iv) there shall be any voluntary dissolution, liquidation or winding up of the Company, then, in connection with each such event, the Company shall give the Warrantholder notice thereof at the same time and in the same manner as it gives notice thereof to the holders of outstanding Common Shares. In addition, if at any time the number of Common Shares (or other securities of any other class or class of securities of the Company for which this Warrant is then exercisable) outstanding is reduced such that the aggregate number of Common Shares or other securities issuable upon exercise of all Warrants issued by the Company on the Effective Date shall exceed 5% of the then outstanding class of such securities, then, within three (3) Business Days of such event, the Company shall give the Warrantholder written notice thereof.

(f)             Limitations on Adjustments. Notwithstanding anything to the contrary in this Section 7:

(i)            All calculations under this Section 7 shall be made to the nearest one-hundredth (1/100th) of a cent or to the nearest one-tenth (l/10th) of a share, as the case may be. No adjustment in the Exercise Price or the number of Common Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a Common Share.

(ii)            If an adjustment in Exercise Price would reduce the Exercise Price to an amount below par value of the Common Shares, then such adjustment in the Exercise Price made shall reduce the Exercise Price to the par value of the Common Shares.

Section 8.   Representations, Warranties and Covenants of the Company. The Company represents, warrants and covenants as follows:

(a)            Validity and Enforceability of the Warrant. This Warrant is, and any Warrant issued in substitution for or replacement of this Warrant will, upon issuance, be duly authorized and validly issued. This Warrant constitutes valid and binding obligations of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, and may be subject to possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights.

(b)            Validity of the Common Shares. All Common Shares issuable upon the exercise of this Warrant pursuant to the terms hereof will, upon issuance, be validly issued, fully paid and non-assessable, issued without violation of any preemptive or similar rights of any shareholder of the Company, and free from all taxes, liens, charges or encumbrances, and, to the extent required by Swiss law, registered with the Commercial Register of the Canton of Vaud; provided that the Common Shares issuable pursuant to the exercise of this Warrant may be subject to restrictions on transfer under state and/or federal securities laws. The Company has allocated and reserved the Company’s conditional share capital under the Articles of Association in such an amount as is necessary to deliver such number of Common Shares as are required to settle the exercise in full of this Warrant. The Company agrees that during the Term, the Company will ensure that, to the extent the Company’s conditional share capital were to become insufficient to settle the exercise in full of this Warrant, it will have a sufficient number of Common Shares to be issued from the Company’s authorized share capital under the Articles of Association or to be delivered from Common Shares held in treasury to provide for the exercise in full of this Warrant.

(c)            Non-Contravention. The issuance of this Warrant does not violate the Articles of Association, any applicable law or governmental regulation or any requirements of the Exchange. The Company shall take all such actions as may be necessary to ensure that all Common Shares are issued without violation by the Company of any applicable law or governmental regulation or any requirements of any securities exchange upon which shares of the Company’s capital stock may be listed at the time of such exercise.

(d)            No Adverse Amendments. The board of directors of the Company will, as long as any Warrants are outstanding, not make any proposal to the general meeting of shareholders of the Company regarding the amendment or modification of any provision of the Articles of Association in any manner that would materially and adversely affect the powers, preferences or relative participating, optional or other special rights of the Common Shares in a manner which would disproportionately and adversely affect the rights of the Warrantholder.

(e)            Exempt Transaction. Subject to the accuracy of the Warrantholder’s representations in Section 9, the issuance of the Common Shares upon exercise of this Warrant will constitute a transaction exempt from (i) the registration requirements of Section 5 of the Act, in reliance upon Section 4(a)(2) thereof, and (ii) the qualification requirements of the applicable state securities laws.

(f)             NYSE Listing. The Company will procure, subject to issuance or notice of issuance, the listing of any Common Shares issuable upon exercise of this Warrant on the Exchange.

(g)            Information Rights. At all times (if any) prior to the earlier to occur of (x) the date on which all Common Shares issued upon exercise of this Warrant have been sold, or (y) the expiration or earlier termination of this Warrant, when the Company shall not be required to file reports pursuant to Section 13 or 15(d) of the Exchange Act or shall not have timely filed all such required reports, the Warrantholder shall be entitled to the information rights contained in Sections 7.1—7.2 of the Loan Agreement, and in any such event Sections 7.1—7.2 of the Loan Agreement is hereby incorporated into this Warrant by this reference as though fully set forth herein, provided, however, that the Company shall not be required to deliver a Compliance Certificate once all Indebtedness (as defined in the Loan Agreement) owed by the Company to Warrantholder has been repaid.

(h)            SEC Documents. The Common Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act and the Company has timely filed all SEC Documents. As of their respective dates of filing, the SEC Documents complied in all material respects with the requirements of the Exchange Act and other federal, state and local laws, rules and regulations applicable to them, and, as of their respective dates of filing, such SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 9.   Representations, Warranties and Covenants of the Warrantholders. By acceptance of this Warrant, the Warrantholder represents, warrants and covenants as follows:

(a)            Investment Purpose. This Warrant is, and the securities issued upon exercise hereof will be, acquired for investment and not with a view to, or for resale in connection with, any distribution thereof in violation of applicable federal and state securities laws, and the Warrantholder has no present intention of selling or engaging in any public distribution of the same except pursuant to a registration or exemption.

(b)            Private Issue. The Warrantholder understands that (i) the Common Shares issuable upon exercise of this Warrant are not, as of the Effective Date, registered under the Act or qualified under applicable state securities laws, and (ii) the Company’s reliance on exemption from such registration is predicated on the representations set forth in this Section 9.

(c)            No Public Market. The Warrantholder acknowledges and agrees that no public market exists for the Warrants, and such market may never develop.

(d)            Financial Risk. The Warrantholder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of its investment.

(e)            Accredited Investor. The Warrantholder is an “accredited investor” within the meaning of Rule 501 of Regulation D.

Section 10.                 Transfers. Subject to compliance with applicable federal and state securities laws, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the holder hereof (except for transfer taxes) upon surrender of this Warrant properly endorsed. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that this Warrant, when endorsed in blank, shall be deemed negotiable, and that the holder hereof, when this Warrant shall have been so endorsed and its transfer recorded on the Company’s books, shall be treated by the Company and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented by this Warrant. The transfer of this Warrant shall be recorded on the books of the Company upon receipt by the Company of a notice of transfer in the form attached as Exhibit B hereto (the “Transfer Notice”), at its principal offices and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. Until the Company receives such Transfer Notice and, if applicable, such transfer taxes and other governmental charges, the Company may treat the registered owner hereof as the owner for all purposes.

Section 11.                 Tax Matters.

(a)            Withholding. The Company and its paying agent shall be entitled to deduct and withhold Swiss taxes on any Dividend Compensation Payment to the extent required by applicable law. To the extent that any such amounts are so deducted or withheld and remitted to the applicable Swiss governmental authority, such deducted or withheld amounts shall be treated for all purposes of this Warrant as having been paid to the Person in respect of which such deduction or withholding was made. In the event the Company previously remitted any such amounts to a Swiss governmental authority on account of taxes required to be deducted or withheld in respect of any Dividend Compensation Payment, the Company shall be entitled (i) to offset any such amounts against any amounts otherwise payable in respect of such Warrant, any Common Shares otherwise required to be issued upon the exercise of such Warrant or any amounts otherwise payable in respect of Common Shares received upon the exercise of such Warrant, or (ii) to require the Person in respect of whom such deduction or withholding was made to reimburse the Company for such amounts (and such Person shall promptly so reimburse the Company upon demand). The Company shall provide a receipt or other evidence of payment of any Swiss taxes deducted or withheld reasonably acceptable to the Warrantholder within 30 days after making any deduction or withholding of such taxes and shall collaborate with and provide to the Warrantholder all documentation necessary to obtain a refund of such tax amounts deducted and withheld.

(b)            Information and Cooperation. The Company agrees to conduct the appropriate analysis and inform the Warrantholder if it believes that it is a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. For so long as the Warrantholder holds this Warrant (or Common Shares issuable on exercise of this Warrant), the Company agrees to take commercially reasonable efforts to provide the Warrantholder with information reasonably requested by the Warrantholder that is reasonably necessary for the Warrantholder in preparing its tax returns and/or determining its tax liability with respect to its investment in the Company (e.g., the information to determine whether the Company and/or its subsidiaries is a PFIC or “controlled foreign corporation”, the information necessary for the Warrantholder to make any U.S. tax elections with respect to such status (e.g., a “qualified electing fund” election), and, in the event the Warrantholder becomes a United States Shareholder within the meaning of Section 951(b) as a result of the transactions contemplated by this Warrant, the information necessary for the Investor to determine its “global intangible low-taxed income” or “Subpart F income” with respect to the Company and/or its subsidiaries and related tax credits); provided that, the foregoing shall not require the Company to suffer any material unreimbursed cost or material burden.

(c)            Transfer Taxes. The Company shall pay, and shall indemnify and hold the Warrantholder harmless against, any stamp (including, for the avoidance of doubt, the Swiss transfer stamp tax), issue, registration, documentary, sales, transfer income or other similar taxes or duties that are payable in connection with (i) the execution, delivery, consummation or enforcement of this Warrant, (ii) the creation, allotment and issuance, if any, of the Common Shares issuable pursuant to the exercise of this Warrant, or (iii) the sale and delivery of the Common Shares to the Warrantholder in the manner contemplated herein; provided that, for the avoidance of doubt, the foregoing shall not apply to any such taxes that arise on any resales by the Warrantholder of the Warrant or any Common Shares issuable hereunder.

Section 12.                 Miscellaneous.

(a)            Remedies. In the event of any default hereunder, the non-defaulting party may proceed to protect and enforce its rights either by suit in equity and/or by action at law, including but not limited to an action for damages as a result of any such default, and/or an action for specific performance for any default where the Warrantholder will not have an adequate remedy at law and where damages will not be readily ascertainable. The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to the Warrantholder by reason of the Company’s failure to perform any of the obligations under this Warrant and agree that the terms of this Warrant shall be specifically enforceable by the Warrantholder. If the Warrantholder institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that the Warrantholder has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

(b)            No Impairment of Rights. The Company will not, by amendment of its Articles of Association or through any other means, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be reasonably necessary or appropriate in order to protect the rights of the Warrantholder against impairment.

(c)            Attorneys’ Fees. In any litigation, arbitration or court proceeding between the Company and the Warrantholder relating hereto, the prevailing party shall be entitled to any reasonable and documented attorneys’ fees and expenses and all costs of proceedings incurred in enforcing this Warrant. For the purposes of this Section 12(c), attorneys’ fees shall include without limitation fees incurred in connection with the following: (i) contempt proceedings; (ii) discovery; (iii) any motion, proceeding or other activity of any kind in connection with an insolvency proceeding; (iv) garnishment, levy, and debtor and third party examinations; and (v) post-judgment motions and proceedings of any kind, including without limitation any activity taken to collect or enforce any judgment.

(d)            Severability. In the event any one or more of the provisions of this Warrant shall for any reason be held invalid, illegal or unenforceable, the remaining provisions of this Warrant shall be unimpaired, and the invalid, illegal or unenforceable provision shall be replaced by a mutually acceptable valid, legal and enforceable provision, which comes closest to the intention of the parties underlying the invalid, illegal or unenforceable provision.

(e)            Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the Company and the Warrantholder and their respective successors and permitted assigns (subject to Section 10 with respect to the Holder); provided that the Company shall not assign its obligations under this Warrant except in connection with a Merger Event as provided in Section 7(a).

(f)             Notices. Except as otherwise provided herein, any notice, demand, request, consent, approval, declaration, service of process or other communication that is required, contemplated, or permitted under this Warrant or with respect to the subject matter hereof shall be in writing, and shall be deemed to have been validly served, given, delivered, and received: (i) for personal delivery, upon personal delivery to the party to be notified, or (ii) for email, upon the earlier of (x) confirmation of receipt (other than automatically generated confirmations of receipt), (y) if sent during normal business hours of the recipient, upon delivery and (z) if sent after normal business hours of the recipient, then on the next Business Day, and shall be addressed to the party to be notified as follows:

If to the Warrantholder:

[WARRANTHOLDER]

[Legal Department]

Attention: [Chief Legal Officer]

[ADDRESS]

Email: [ ˜ ]

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111
Attention:	Haim Zaltzman
Jim Morrone
Email:	haim.zaltzman@lw.com
jim.morrone@lw.com

If to the Company:

ADC Therapeutics SA

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

Attention: Legal Department

Email: legal@adctherapeutics.com

With copies (which shall not constitute notice) to:

ADC Therapeutics America, Inc.
430 Mountain Avenue, 4th Floor
Murray Hill, NJ 07974
Attention:	Chief Financial Officer
Email:	jenn.creel@adctherapeutics.com

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:	Yasin Keshvargar
David Li
Email:	yasin.keshvargar@davispolk.com
david.li@davispolk.com

or to such other address as each party may designate for itself by like notice.

(g)            Entire Agreement; Amendments. This Warrant constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof, and supersedes and replaces in their entirety any prior proposals, term sheets, letters, negotiations or other documents or agreements, whether written or oral, with respect to the subject matter hereof. None of the terms of this Warrant may be amended except by an instrument executed by each of the parties hereto.

(h)            Headings. The various headings in this Warrant are inserted for convenience only and shall not affect the meaning or interpretation of this Warrant or any provisions hereof.

(i)            No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Warrant. In the event an ambiguity or question of intent or interpretation arises, this Warrant shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Warrant.

(j)            No Waiver. No omission or delay by the Warrantholder at any time to enforce any right or remedy reserved to it, or to require performance of any of the terms, covenants or provisions hereof by the Company at any time designated, shall be a waiver of any such right or remedy to which the Warrantholder is entitled, nor shall it in any way affect the right of the Warrantholder to enforce such provisions thereafter during the term of this Warrant.

(k)            Survival. All agreements, representations and warranties contained in this Warrant or in any document delivered pursuant hereto shall be for the benefit of the Warrantholder and shall survive the execution and delivery of this Warrant and the expiration or other termination of this Warrant.

(l)            Governing Law. This Warrant has been negotiated and delivered to the Warrantholder in the State of New York, and shall be deemed to have been accepted by the Warrantholder in the State of New York. Delivery of Common Shares to the Warrantholder by the Company under this Warrant is due in the State of New York. This Warrant shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

(m)             Consent to Jurisdiction and Venue. All judicial proceedings arising in or under or related to this Warrant may be brought in any state or federal court of competent jurisdiction located in the State of New York. By execution and delivery of this Warrant, each party hereto generally and unconditionally: (i) consents to personal jurisdiction in New York County, State of New York; (ii) waives any objection as to jurisdiction or venue in New York County, State of New York; (iii) agrees not to assert any defense based on lack of jurisdiction or venue in the aforesaid courts; and (iv) irrevocably agrees to be bound by any judgment rendered thereby in connection with this Warrant. Service of process on any party hereto in any action arising out of or relating to this Warrant shall be effective if given in accordance with the requirements for notice set forth in Section 12(f), and shall be deemed effective and received as set forth in Section 12(f). Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of either party to bring proceedings in the courts of any other jurisdiction.

(n)            Mutual Waiver of Jury Trial. Because disputes arising in connection with complex financial transactions are most quickly and economically resolved by an experienced and expert person and the parties wish applicable state and federal laws to apply (rather than arbitration rules), the parties desire that their disputes arising under or in connection with this Warrant be resolved by a judge applying such applicable laws. EACH OF THE COMPANY AND THE WARRANTHOLDER SPECIFICALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, CROSS-CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR ANY OTHER CLAIM (COLLECTIVELY, “CLAIMS”) ASSERTED BY THE COMPANY AGAINST THE WARRANTHOLDER OR ITS ASSIGNEE OR BY THE WARRANTHOLDER OR ITS ASSIGNEE AGAINST THE COMPANY RELATING TO THIS WARRANT. This waiver extends to all such Claims, including Claims that involve persons or entities other the Company and the Warrantholder; Claims that arise out of or are in any way connected to the relationship between the Company and the Warrantholder; and any Claims for damages, breach of contract, specific performance, or any equitable or legal relief of any kind, arising out of this Warrant.

(o)            Counterparts. This Warrant and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts (including by facsimile or electronic delivery (PDF), and by different parties hereto in separate counterparts, each of which when so delivered shall be deemed an original, but all of which counterparts shall constitute but one and the same instrument.

(p)            Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

(q)            Legends. To the extent required by applicable laws, this Warrant and the Common Shares issuable hereunder (and the securities issuable, directly or indirectly, upon conversion of such Common Shares, if any) may be imprinted with a restricted securities legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO A REGISTRATION STATEMENT RELATED THERETO THAT IS IN EFFECT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND SUCH LAWS.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company has duly executed this Warrant.

Dated: [_], 2022.

ADC THERAPEUTICS SA

By:
Name:
Title:

Agreed and Acknowledged:

[HOLDER]

By:
Name:
Title:

[Signature Page to Lender Warrant (W-[_])]

EXHIBIT A

FORM OF EXERCISE NOTICE
(To be executed by the registered holder hereof)

Reference is made to (i) the attached Warrant to Purchase Common Shares of ADC Therapeutics SA No. W-[_] (the “Warrant”) and (ii) the articles of association of the Company.

The undersigned registered owner of the Warrant hereby irrevocably elects to exercise the right to purchase represented by the Warrant for, and to purchase thereunder, ____________Common Shares, par value CHF 0.08 per share (the “Common Shares” and such number of Common Shares, the “Exercise Number”), of ADC THERAPEUTICS SA (the “Company”), as provided for therein in accordance with Section 3 and the other terms and conditions of the Warrant. All capitalized terms used but not defined in this exercise notice shall have the meanings ascribed thereto in the Warrant. Following this exercise, the Warrant Share Number shall be reduced by the Exercise Number.

CHECK THE APPLICABLE BOX:

☐	Cash Exercise

[IF APPLICABLE: The undersigned is delivering $____ as payment of the Purchase Price.]

☐	Cashless Exercise

Please issue the Common Shares in the name of the undersigned and to the following address:

Issue to: ____________________________

Address: ____________________________

Email Address: ____________________________

DTC Details (if applicable): ____________________________

Dated:	Name of Holder

Signature

Address

ACKNOWLEDGMENT

The Company hereby acknowledges this exercise notice and hereby directs [TRANSFER AGENT] to issue [the above indicated number of Common Shares pursuant to such Cash Exercise][_______Common Shares pursuant to such Cashless Exercise] in accordance with the Irrevocable Transfer Agent Instructions dated [__________], 20[_] from the Company and acknowledged and agreed to by [TRANSFER AGENT].

Dated:	ADC Therapeutics SA

Signature

Address

EXHIBIT B

TRANSFER NOTICE

(To transfer or assign the enclosed Warrant execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the enclosed Warrant and all rights evidenced thereby are hereby transferred and assigned to

(Please Print)

whose address is

Dated:

Holder's Signature:

Holder's Address:

Signature Guaranteed:

NOTE: The signature to this Transfer Notice must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the enclosed Warrant.